 NEVSUN RESOURCES LTD.

INITIAL ANNUAL INFORMATION FORM

June 15, 2004

PRELIMINARY NOTES

Incorporation of Financial Statements, Information Circular and Technical Reports

The following documents are incorporated by reference and form part of this annual information form (the "Annual Information Form" or "AIF") which is prepared in accordance with Form 51-102F2. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com .

1.

Information Circular of the Company, dated March 22, 2004;

2.

Consolidated financial statements for the year ended December 31, 2003, together with the auditors' report thereon dated February 27,  2004;

3.

Management's discussion and analysis (MD&A) for the year ended December 31, 2003;

4.

Technical Report on the Bisha property, dated February 2004, as amended April 2004, (the "Bisha Technical Report");

5.

Technical Report on the Segala property, dated May 17, 2004, (the "Segala Technical Report");

6.

Technical Report on the Tabakoto property, dated May 17, 2004, (the "Tabakoto Technical Report").

Information Concerning Preparation of Resource Estimates

All resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made, that according to definition is, "that part of a mineral deposit which could be economically and legally produced or extracted at the time of the reserve determination". The Securities and Exchange Commission's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

AEM:

Airborne electro-magnetic geophysical survey.

Albite:

Sodium plagioclase.

Alluvial:

Sedimentary accumulations often as sand or gravel deposited or formed by the action of running water, as in a stream channel or alluvial fan.

Alteration:

Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Airborne geophysical

survey

A helicopter or fixed wing operated geophysical evaluation of a property.

Anticline:

Part of the fold or the flexure that forms an arch with the older rocks occupy the core of this arch and the younger rocks the outer portion.

Argillite:

Low grade metamorphic clay rich sedimentary rock (shale, mudstone, siltstone).

Arsenopyrite:

The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Block model:

The representation of geologic units using three-dimensional blocks of predetermined sizes.

Breccia:

A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM:

Canadian Institute of Mining and Metallurgy.

Carbonatization:

The formation of carbonate minerals as calcite, dolomite, magnesite, ankerite, cerussite, malachite, etc.

Chlorite:

Light to dark-green, black; pearly, and vitreous mica whose general composition is that of a basic iron, magnesium, aluminum silicate (Mg, Fe)6(AlSi3)O13(OH)8.

Conglomerate:

Rudaceous rocks consisting of rounded or sub-rounded fragments, implying rather more transport than breccias.

Cross section:

A representative display of geology perpendicular to the general trend of the mineralization.

Diamond drill:

A machine using diamond embedded bits to extract a known sample size from the ground.

Differential GPS:

A survey system using instruments that provides an accurate global position from known satellite positions in space.

Diorite:

A coarse-grained plutonic intermediate igneous rock, consisting essentially of intermediate plagioclase, and one or more of the ferromagnesian minerals (biotite, hornblende, augite).

Dolerite:

Fine to medium-grained gabbro, replaced in North America by diabase, usually occur as dykes.

Dyke:

A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

EM:

An instrument that measures the change in electro-magnetic conductivity of different geological units below the surface of the earth.

Feasibility study:

Group of reports that determine the economic viability of a given mineral occurrence.

Felsic:

An acronym word derived from feldspar and silica, and used to describe light-coloured silica minerals such as quartz, feldspar, and feldspathoids.

G/t or gpt:

Grams per metric tonne.

Gabbro:

A coarse-grained, plutonic basic (mafic) igneous rock consisting of basic plagioclase (labradorite to anorthosite), feldspar, Pyroxene (augite and/or hypersthene), olivine, hornblende, biotite. Equivalent extrusive basalt.

Geotechnical work:

Tasks that provide representative data of the geological rock quality in a known volume.

Gossan:

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

Graphite:

A soft black form of native carbon found in metamorphic rocks, crystalline limestones, igneous rocks, veins, and pegmatites.

Gravity:

A methodology using instrumentation allowing the accurate measuring of the difference between densities of various geological units in situ.

Greywacke:

A sedimentary rocks with fine to coarse, angular to sub-angular particles which are mainly rock fragments (lithic fragments). They are usually poorly sorted and the cementing material is generally argillaceous.

Induced Polarization (IP):

A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Laterite:

Residual deposit formed under special climatic conditions in tropical regions, it consists essentially of hydrated iron oxides. The original rocks are mafic, ultramafic, and iron rich lithologies.

Long section:

A representative display of geology along the axis of mineralization.

Mafic:

Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Magnetometer:

An instrument that measures the difference in magnetic response of different geological units.

Metasediments:

Metamorphic sedimentary rocks.

Mineral Reserve:

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

The terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", and "measured, indicated, inferred mineral resource" used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the "CIM Standards").

Under United States standards, a "mineral reserve" is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

  "reserve" means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

  "economically" implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions, and;

  while "legally" does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource:

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource:

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made

Mottled clay:

Spotted clay with different colour.

Multiple indicator kriging:

The probability in the distribution of values using deciles that are transformed to 1, if equal or less than the value or 0, if greater than the value, used to determine the average of a group of values.

Ore:

Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Porphyry:

An igneous rock characterized by visible crystals in a fine-grained matrix.

Pulse EM:

Ground electro-magnetic, time domain, prospecting technique.

Pyrite:

An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz diorite:

Diorite with quartz as usually accessory minerals (<10%).

Return water dam:

Water collected in a storage area from a mining site.

Reverse Circulation (RC):

A type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Saprolite:

Clay and iron oxide rich weathered and altered rock.

Schist:

A medium to course grained foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Shear Zone:

A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silica:

SiO2 (quartz and chalcedony).

Sphalerite:

Zinc sulphide mineral (ZnS).

Stockwork:

A three-dimensional network of closely spaced planar to irregular veinlets.

Strike:

The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide):

A compound of sulphur (sulfur) and some other metallic element.

Supergene:

A word suggesting an origin literally "from above". It is used almost exclusively for processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, deposition from solution, reactions of ions in solution with ions in existing minerals (replacement or enrichment).

Syncline

A flexure or fold in a form of a trough, the younger rocks occupy the core and the older rocks the outer portion.

Tailings:

Gangue minerals extracted from ore through various mineral processes and deposited in an enclosed ground storage area.

Tpa:

Tonnes per annum.

Trenching:

The mechanical or human excavation of ground material to expose material below surface.

VMS:

Volcanic hosted massive sulphides.

Waste rock dump:

Rock determined as having no economic value in a mining scenario that is removed to a location and deposited.

Water storage dam:

Water collected from rain or another hydrological system and trapped in a storage area.

Reporting Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.  The Company's quarterly and annual financial statements are presented in United States dollars.

.

ITEM 1.

CORPORATE STRUCTURE

1.1

Name and Incorporation

The head office of Nevsun Resources Ltd. ("Nevsun" or the "Company") is located at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and its registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

The Company was incorporated in British Columbia under the Companies Act (British Columbia) on July 19, 1965, originally under the name of Hogan Mines Ltd. Since inception the Company has undergone four name changes until December 19, 1991 when it adopted the name of Nevsun Resources Ltd.

1.2

Intercorporate Relationships

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2.1

Three Year History

The Company is a natural resource company primarily engaged in the acquisition, exploration and development of mineral properties in Africa.

The Company's principal mineral properties include the Tabakoto property and the Segala property which  are located in Mali, West Africa, and the Bisha property which is located in Eritrea, north-east Africa. Certain less significant exploration properties are located in Mali, Ghana and Eritrea. The following is a description of the general development of the Company's business during the past three years.

Funding of the Company's operations, together with significant mineral discoveries in Eritrea, have had a significant impact on the level of activity during this period.  In 2002 and 2003 a series of equity issues raised substantial funds aggregating to allow the advancement of its projects in Mali and Eritrea.

Mali
In Mali, after a number of years of extensive exploration on its Tabakoto property, the Company was granted a mining licence by the Government of Mali in late 1999. During 2001 and 2002 the Company carried out sufficient work to have resource and reserve reports prepared by Snowden Mining Industry Consultants of Australia ("Snowden"). The Snowden reports formed the basis of a feasibility study prepared by an independent engineer, Metallurgical Design & Management (Pty) Ltd. ("MDM") of South Africa, which was prepared for the purpose of taking the Tabakoto property into development and production and was delivered to the Company in late 2002. Also during 2002 the Company acquired a number of mineral properties contiguous to the initial Tabakoto licensed area and subsequently was granted an expanded mining license by the Government of Mali.

During 2002 the Company completed the acquisition of the Segala property that is contiguous to Tabakoto and is also subject to its own mining license. The value of the acquisition was approximately $10.7 million in the form of cash and shares paid and to be paid over the following three years. Subsequent to its acquisition the Company carried out an extensive exploration program that resulted in completion of a reserve report by Snowden.

The Company mandated an international bank in 2003 to arrange financing for Tabakoto mine construction. As at December 31, 2003, as a result of having substantial available funds, the Company has commenced certain development activities to advance the Tabakoto project, including the detailed design of the process plant as well as taking steps to complete certain infrastructure requirements. During 2004 the Company's principle planned activity in Mali is the construction of a mine at Tabakoto, with production targeted for mid 2005.

Eritrea
In Eritrea, after a limited but promising exploration program in late 2002, during 2003 the Company extended the area of its Bisha exploration license and completed extensive exploration on the property, including approximately 19,000 meters of diamond drilling, an airborne geophysical survey, EM mag and gravity ground geophysical surveys, trenching and sampling.  A substantial exploration program is continuing in 2004 on the Company's Bisha property and other property licenses in Eritrea.

The Company originally commenced work in Eritrea during 1999, until it temporarily withdrew from active exploration from mid-2000 until mid-2002 as a result of a border conflict between Eritrea and Ethiopia.  The conflict was resolved through international assistance, including the United Nations and support from several countries.  The Government of Eritrea has provided additional precautionary security for the Company as a demonstration of its support for economic development.

Ghana
In Ghana the Company's main interest is the Kubi property, which since 1999 has been under an arrangement with Ashanti Goldfields Company Limited ("Ashanti") whereby the Company transferred the surface rights to Ashanti in exchange for cash and an ongoing royalty. Ashanti obtained a mining license and commenced mining the property in 1999. In 2000 Ashanti suspended operations awaiting a grant to access within a forestry reserve area. During  2003 the Government of Ghana announced renewal of access privileges to forest reserves. Ashanti has in 2004 been given permission by the Government to recommence mining of the Kubi property.

2.2

Significant Acquisitions and Significant Dispositions

During 2003 there were no significant acquisitions or dispositions requiring disclosure.

ITEM 3.

DESCRIPTION OF THE BUSINESS

3.1

General

A general description of the business is also contained under item 2.1 of this AIF.

The Company's operating business practices and code of ethics provides for a safe and respectful workplace for its employees, contractors and community that encourages the efficient use of natural resources and protection of the environment. These policies have been communicated to key staff and contractors to ensure their adoption and to mitigate future risks. The inherent costs of such policies are embedded in both current program costs as well as provided for in major capital projects, such as the Tabakoto development.

During 2003 the Company added management and staff to the Mali operations so as to oversee construction of the Tabakoto mine during 2004/2005 and then be prepared for production in mid

2005. At the end of 2003 the Company had eight employees in Canada plus thirty employees in Africa. During each year the Company employs several additional temporary project related staff and consultants in order to carry out its exploration and development programs.

3.2

Risk Factors

An investment in natural resource issuers involves a significant degree of risk.  Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company's business.  The following risk factors should be given special consideration:

1.

Exploration risk. Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the Company's exploration programs will establish economically recoverable reserves.

2.

Development risk. Mineral property development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

3.

Infrastructure risk.  Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

4.

Commodity price risk. The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

5.

Reserve and resource estimate risk.  The figures for reserves and resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves were calculated based upon a gold price of $325 per ounce and measured and indicated resources were calculated based upon a gold price of $325 per ounce.  Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves and resources.  Should such reductions occur, material write downs of the Company's investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in this Annual Information Form are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

6.

Operating risk. Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company's financial position.

7.

Ownership risk. There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  These properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There is no guarantee that any of the prospecting licences or exploration permits granted in connection with the properties will be renewed upon their normal expiry. If the Company fails to meet its contractual obligations with respect to a property, it may lose its rights or interests in the particular property.

8.

Political risk. The properties are located in Mali, Eritrea and Ghana and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, currency fluctuations and inflation, all or any of which may impede the Company's activities in those countries or may result in the impairment or loss of part or all of the Company's interest in one or all of the properties.

9.

Funding risk. Additional future funds for the development of the Tabakoto project are required. Similarly additional future funds may be required for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them in commercial production. Historically the only sources for such funds has been the sale of equity capital and limited debt.  There is no assurance that sources of financing will be available on acceptable terms, or at all.

10.

Share price risk.  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The affect of these and other factors on the market price of common shares on the exchanges in which the Company trades suggests that the Company's shares will be volatile.  The Company's shares have traded in a range between Cdn$0.12 and Cdn$9.25 in the last 3 fiscal years.

11.

Foreign operation risk.  The Company conducts operations through foreign subsidiaries with operations in Barbados, Mali, Eritrea and Ghana, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation and stock price.

12.

Currency risk. At present all of the Company's activities are carried on outside of Canada.  Accordingly, it is subject to risks associated with fluctuations of the rate of exchange of the Canadian dollar and foreign currencies.

13.

Environmental risk. The Company's operations may be subject to environmental regulations promulgated by the governments in the countries in which it operates from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner that means standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

14.

Key executive risk.  The Company is dependent on the services of key executives, including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

15.

Competition risk.  The mineral exploration and mining business is competitive in all of its phases.  The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable properties for mineral exploration or development.  There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

16.

Forward looking statements. Certain of the information contained in this AIF and in the documents incorporated by reference constitutes forward looking statements concerning the Company's plans at its Tabakoto and other mineral properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Mali and Eritrea, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described above as well as in the Management's Discussion and Analysis.

Other than discussed above, management is not aware of any trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

3.3

Mineral Properties

The Company has three primary properties, the Tabakoto and Segala properties located in Mali and the Bisha property located in Eritrea. Technical reports on these properties are incorporated by reference in this AIF and may be accessed on SEDAR on the internet at www.sedar.com  (see Preliminary Notes at the beginning of this AIF).

3.4

Tabakoto, Mali

The following is a summary only and should be read in conjunction with the Tabakoto Technical Report.

In September 2002, the Company commissioned MDM to undertake a feasibility study on the Tabakoto Project to demonstrate the viability of the project and identify an appropriate development strategy.  The study was completed in September 2002 and detailed in the report "Tabakoto Project Bankable Feasibility Study" (the "FS").  Based on recommendations made in the FS, the Company completed an infill drilling program in early 2003 and commissioned Snowden to update the resource estimate contained within the FS.  An updated resource estimate was completed in March 2003 and detailed in the report "Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource".  The results of the updated resource estimate and the FS are the subject of the Tabakoto Technical Report.

The Company has carried out exploration work in the Tabakoto area of southwestern Mali, West Africa since 1993. The Tabakoto area was an area of intense local artisan mining activity for a number of years.

A number of exploration permits were converted to an exploitation permit in late 1999 and revised in 2002, and the exploitation licensed area currently consists of 60 square kilometres.

Past work has consisted of geological mapping, soil sampling, geophysical surveys, diamond drilling and reverse circulation drilling. Several resource estimates have been calculated and a pre-feasibility study was first prepared in 1998. Independent consultants have documented all of this work and reports are available at the Company's corporate office in Vancouver.

The Tabakoto gold deposit is a high grade/low volume, structurally controlled, porphyry and quartz vein associated orebody, outlined through definition drilling programs along a strike length of 1650 meters to a subsurface depth of 350 meters.

The deposit occurs within the core of a tight, upright anticline (or anticline couple), whose axial surface dips steeply (70°-85°) eastward. The folded metasediments are monotonously intermixed such that no distinct marker units exist, and the anticline is defined strictly by common sedimentary facing directions. A suite of meter to decameter scale, intermediate to felsic (+/- quartz) feldspar-porphyritic dykes cuts the folded sequence along the length of the core of the anticline. The porphyritic dykes are concentrated within two main intrusive corridors in the northern portion of the deposit, namely a western corridor (15-30 meters wide) dominated by intermediate (diorite, quartz diorite) dykes and an eastern corridor (20-75 meters wide) dominated by felsic dykes. The corridors are generally about 40 meters apart (up to 80 meters in the north) and merge into one principal corridor (50-110 meters wide) in the central part of the deposit. Brittle faults and gabbro-dolerite dykes transect the folded assembly.

The in-situ oxide zone, composed of saprolite with successive mottled clay zone and local laterite, ranges between 6-50 meters thick, and is overlain by a cap of locally lateritized alluvial material between 4-18 meters thick.

The dyke corridors and associated host rocks along the length of the anticlinal axis form the locus of preferential alteration (silicification. sericitization and/or carbonatization), intrusion of narrow (cm to dm scale) gold bearing (+/-albite, carbonate) quartz vein systems, development of quartz crackle vein and quartz flooded breccia zones, and development of fine to medium grained disseminated arsenopyrite with subordinate pyrite and free gold. Visible gold occurs statistically in all lithologies and gold grades range widely owing to a nugget effect. High grade zones of gold mineralization are related to the porphyritic dyke corridors, including the host metasediments, and the zones of alteration and fracturing associated with them, forming a north trending main mineralized zone ranging between 20-50 meters in width along the anticlinal axial trace. Cross and long sections depict a somewhat erratic pattern of high grade mineralization, yet infer the presence of moderately south plunging shoots or panels, likely governed by the intersection of brittle structures. NE trending cross structures, such as the major structure that transects the deposit at its south end and other zones cutting the central part of the deposit, also form the locus of porphyritic dyke injection, alteration and gold mineralization.

A mineral resource estimate for Tabakoto was prepared by Snowden using multiple indicator kriging to interpolate gold grades from composite drill hole samples into a three-dimensional grade block model constrained by solid models of the mineralization. The estimated mineral resource at Tabakoto, above a cut-off grade of 2.0 g/t, is detailed in the table below. The mineral resource estimates include ore reserves.

Mineral resource estimate (2.0 g/t Au cut off)
Category	Tonnage (000's)	Au Grade (g/t)	Au (Kg)
Measured	3,961	5.2	20,410
Indicated	4,079	5.2	21,382
Measured + Indicated	8,040	5.2	41,791
Inferred	2,656	5.6	14,905

The current ore reserve estimate for the Tabakoto deposit is based on the earlier 2002 resource estimate as detailed in the report titled "Tabakoto Gold Deposit Resource Estimation, September 2002".  The estimated Measured and Indicated resource at Tabakoto (above a cut-off grade of 2.0 g/t Au) based on the 2002 resource model was 8.1 million tonnes at a grade of 5.1 g/t Au.

For the purpose of reserve estimation, economic cut-off grades of 2.0 g/t Au for oxide ore and 2.2 g/t Au for fresh ore have been applied.  The ore reserves include allowances for dilution (13% at 0.7 g/t Au) and ore loss (1.5%).  The open pit ore reserve is summarized below.

Open Pit Ore Reserve ($325/oz)
Category	Oxide		Fresh		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	423	4.00	1,931	5.41	2,353	5.16
Probable	112	4.30	715	6.60	828	6.28
Total	535	4.06	2,646	5.73	3,181	5.45

Only material classified as Measured and Indicated was considered as ore in the study, and the inferred material within the open pit limits was not valued.

Mine production of 3.182Mt, reaching 650,000 tonnes per annum of ore grading 5.5g/t gold to a depth of 210 metres over 5 years at a 2g/t gold cut-off grade will yield approximately 536,747 ounces of gold at an average waste to ore ratio of 15.2:1 with ore and waste totalling 52 Mt.

During 2003 the Company hired key project management and engaged MDM to complete the detailed engineering for the plant. In early 2004 the Company has commenced building infrastructure required for the project.

The financial implications of the work undertaken during 2003 on the Tabakoto property is displayed in a table included in note 3 to the audited financial statements for the year ended December 31, 2003. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out. A total of $4,448,996 was expended during the year, including consulting engineering work and allocation of personnel costs of $2,049,012 as well as administrative costs totaling $1,052,071. Drilling and geophysics totaled $505,802. The breakdown of the engineering and personnel expenditures was detailed design work by MDM $715,000; project management by GBM $305,000; on site drill program management by Taiga $113,000; resource and reserve reporting/modelling and liaison with others by Snowden $144,000 and by bank's independent engineers $114,000. Local labour of $230,000, Canadian personnel allocations of $215,000 and other of $212,000 made up the remaining engineering costs. The majour administrative costs for Tabakoto for the year included legal $319,000, taxes $153,000, vehicles $128,000, supplies $114,000 and utilities $88,000.

In May 2004 the Company made the decision to proceed with the construction of the Tabakoto mine with an estimated pre-production capital cost of approximately $40 million, including pre-stripping as well as plant and infrastructure, financed out of its existing working capital. With a project time schedule of fourteen months, production is expected in mid 2005.

1. Property Description & Location

The Tabakoto Technical Report provides detailed descriptions of the property and location.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Tabakoto Technical Report provides detailed descriptions of the accessibility, climate, local resources, infrastructure and physiography.

3. History

The Tabakoto Technical Report provides detailed descriptions of the property history.

4. Geological Setting

The Tabakoto Technical Report provides detailed descriptions of the geological setting for the property.

5. Exploration

The Tabakoto Technical Report provides detailed descriptions of the exploration carried out on the property.

6. Mineralization

The Tabakoto Technical Report provides detailed descriptions of mineralization.

7.  Drilling

The Tabakoto Technical Report provides detailed descriptions of the drilling carried out on the property.

8. Sampling and Analysis

The Tabakoto Technical Report provides detailed descriptions of the sampling and analysis procedures carried out.

9. Security of Samples

The Tabakoto Technical Report provides detailed descriptions of the security procedures taken over the samples.

10.  Mineral Resource and Mineral Reserve Estimates

In addition to details above, the Tabakoto Technical Report includes the details of the independent resource and reserve estimates prepared by Snowden.

11. Exploration and Development

While no material exploration programs are contemplated for Tabakoto in 2004, as discussed above the Company plans in 2004/2005 to complete construction of a mine at Tabakoto.

3.5

Segala, Mali

The following is a summary only and should be read in conjunction with the Segala Technical Report.

The Segala property is contiguous to the Tabakoto property and is subject to its own mining license over a 23 square kilometre area. It was acquired during 2002 at a value of approximately $10.7 million in the form of cash and shares to be paid over the following three years. Past work by former owners consisted of geological mapping, soil sampling, geophysical surveys, diamond drilling and reverse circulation drilling. Several resource estimates were calculated and a pre-feasibility study was prepared by a former owner in 1998.

The Segala gold deposit is a structurally controlled, alteration and mineralization associated  deposit within the core of a tight, upright anticline trending  ESE (approx. 110°), whose axial  surface dips steeply (-80°) south. The folded metasediments (greywackes and argillites) display  variable intensities of alteration including chlorite, carbonate, sericite and silica. A series of  quartz stringers and veins intrude this package.

Gold mineralization is associated with later, narrow iron carbonate-quartz veins and stringers  that intrude the silicified and carbonatized sediments. The veins and stringers usually display  somewhat bleached selvages containing coarse to fine grained arsenopyrite crystals and finer  disseminated to patchy pyrite (pyrite is also seen to replace arsenopyrite). Many of these  stringers and veins are parallel to local foliation but there are others that are believed to be  oriented northeast-southwest as well as north south. To a significantly lesser degree gold is also  associated with fractured felsic and intermediate feldspar porphyry dykes. Mineralization  appears to plunge steeply to the east.

The Main Zone has been defined over a strike length of at least 600 meters and attains widths of  up to 40 meters. Higher grade gold zones occur within the mineralized envelope.  The Northwest Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone. Consequently, the depth of oxidation is in the order of 40-60 m as opposed to the Main Zone which has depths of oxidation ranging from 5 m in the  east to 25 m in the west. The degree of iron carbonate and sericite alteration is significantly less and the mineralization associated with quartz veining is more subtle. Quartz veining and stringers are interpreted to trend both northeast, southwest and east west. The strike of the Northwest Zone appears to be parallel to the Main Zone. Northeast striking structures are suspected to play a significant role in emplacement of gold. Graphitic/carbonaceous zones are noted to carry some gold values.

The mineral resource estimate for Segala was completed by Snowden using multiple indicator kriging to interpolate gold grades from composite drill hole samples into a three-dimensional grade block model constrained by solid models of the mineralization.

The resource is reported within mineralized envelope boundaries and is classified as Measured, Indicated and Inferred according to National Instrument 43-101, as listed in the table below.  The Measured and Indicated resource estimated for the Segala deposit is 7.5 Mt at 3.36 g/t Au (based on a cut-off grade of 2.0 g/t Au).  The Inferred resource is 1.2 Mt at 2.84 g/t Au (based on a cut-off grade of 2.0 g/t Au).  The resource figures include ore reserve estimates.

Summary of Classified Segala Mineral Resource 2.0g/t Au cut-off
Category	Tonnes	Au	Au
	Mt	g/t	kg
Measured	3.3	3.34	11,132
Indicated	4.2	3.37	14,273
Measured + Indicated.	7.5	3.36	25,405
Inferred	1.2	2.84	3,414

The Segala ore reserve estimate by Snowden has been generated on the premise that the Segala open pit will be mined following the exhaustion of the Tabakoto open pit as an extension to the Tabakoto pit mine life.  The Segala ore reserve estimate is therefore dependent upon a Tabakoto mining operation, as discussed under section 3.4 above.

Ore reserve estimates are based on $350/oz and $325/oz gold prices are summarized in the tables below.  The ore reserves include allowances for dilution (8% at 0.0 g/t Au) and ore loss (1.5%).  Cut-off grades of 1.65 g/t Au ($350/oz) and 1.75 g/t Au ($325/oz) have been assumed.

The reserves detailed are based on a pre-feasibility study examining the economics of the project assuming a capital investment of $1.84 M to expand the nearby Tabakoto tailings facility and upgrade the haul road between the properties.  It is planned to process Segala ore through the Tabakoto process plant at a rate of 870 Ktpa.

The reserves noted above were used to complete a life of mine schedule that in turn was used as a basis for financial analysis.  The financial analysis indicates positive project economics at gold prices in excess of $350/oz and $325/oz.

1. Property Description and Location

The Segala Technical Report includes detailed descriptions of the property description and location.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Segala Technical Report includes detailed descriptions of the accessibility, climate, local resources, infrastructure and Physiography.

3. History

The Segala Technical Report includes descriptions of the history of the property.

4. Geological Setting

The Segala Technical Report includes descriptions of the geological setting.

5. Exploration

The Segala Technical Report includes descriptions of the exploration on the property.

6. Mineralization

The Segala Technical Report includes detailed descriptions of the mineralization of Segala.

7. Drilling

The Segala Technical Report includes descriptions of the drilling carried out on the property.

8. Sampling and Analysis

The Segala Technical Report includes detailed descriptions of the sampling and analysis procedures carried out.

9. Security of Samples

The Segala Technical Report provides detailed descriptions of the security procedures taken over the samples.

10. Mineral Resources and Mineral Reserve Estimates

In addition to details above, the Segala Technical Report provides detailed descriptions of the mineral resources and reserves as estimated by Snowden.

11. Exploration and Development

No material exploration programs are planned for Segala in 2004.

3.6

Bisha, Eritrea

The following is a summary only and should be read in conjunction with the Bisha Technical Report.

The Bisha property was originally acquired in 1998 as a prospecting permit covering an area of 100 square kilometers. This was subsequently reduced to a 49 square kilometer exploration permit in 1999. An additional exploration permit which includes both the Bisha and Okreb properties was acquired in 2003 that covers an area of 322 square kilometers.

Past work up to mid-1999 included prospecting, geological mapping, stream sediment sampling, horizontal loop electromagnetic and magnetometer surveys as well as limited soil sampling. In late 2002 a limited drilling program consisting of 6 diamond drill holes defined the Bisha gold volcanogenic massive sulphide mineralization.

Subsequent exploration work has consisted of:

1.

an airborne EM and magnetometer survey flown over the entire property at 100 meter line spacing and an average altitude of 120 meters;

2.

establishing an extensive line grid over a significant area centered on the Bisha deposit area. The grid was established using a differential GPS unit;

3.

geophysical surveying using a Pulse EM , horizontal loop EM and magnetometer as well as detailed gravity surveys corrected using a differential GPS unit that has sub-centimeter accuracy;

4.

detailed geological mapping and sampling;

5.

prospecting of outside AEM target areas;

6.

limited soil sampling;

7.

limited pH soil surveys;

8.

trenching over the deposit area;

9.

extensive diamond drilling on sections 25 to 50 meters apart with the objective of defining the mineralization over a strike length of 1100 meters to an average depth of approximately 200 meters; and

10.

establishing a permanent exploration camp.

Previous geological mapping of the area indicated that the base metal mineralization is associated with a mafic to intermediate volcanic unit. Regionally, the mafic volcanic sequence is a keel infolded into predominantly fine grained sediments with some matrix supported conglomerate in sediments. Felsic volcanic units within sediments exist 2 km to the NW and to the SSE of the Bisha Main North deposit. Abundant alteration is associated with felsic rocks in the form of siliceous parallel fracture swarms to produce typical silicic/chloritic/argillic VMS style alteration. At the NW Zone a copper rich massive sulphide deposit is associated with felsic rocks. Later interpretive work also indicates that the proportion of felsic rocks within the lithologic section that hosts the deposits may be greater than initially realized.

The Bisha Main zone has been drill tested in 117 diamond drill holes over a length of 1.2 km and to a maximum vertical depth of 200 metres. The vast majority of the drill holes have intersected significant massive sulphide mineralization.

Primary massive sulphide is fine-grained massive to bedded as laminae averaging (? - T.A.) 5 cm and is typically composed of in excess of 95% sulphide species. Sphalerite forms fine lamina, wisps and interstitial disseminations, while chalcopyrite is either very fine-grained disseminated or forms rosettes and rarely as crosscutting stringers. Northern portions of the deposit exhibit clastic textures and much of the sulphide is present in clasts within conglomeratic units which are massive to semi-massive.

The Bisha Main deposit can be separated into an overlying gold rich gossan up to 35 meters thick underlain by a copper rich supergene blanket zone up to 30 meters thick which in turn overlies the primary Cu-Zn-Au-Ag primary mineralization whose ultimate depth has yet to be determined.

The Bisha Main North occurrence is made up of a series of at least two north-south striking syncline - anticline couples, where the fold noses of the anticlines have been decapitated by erosion. The folds are tight to nearly tight, nearly symmetrical with axial planes overturned slightly to the east. There is a suggestion that the folds plunge shallowly to the south. The fold-couples, as mapped, have frequencies on the order of 80 to 100 metres although from sub-surface data it is possible to infer the presence of additional smaller folds in close proximity to the two main fold-couples by the presence of footwall alteration. The main folds have minor folds of various scales superimposed upon them and this is seen clearly in the core. It is clear that there is thickening of the massive sulphide intervals in the fold noses due to mass flow where material from the limbs has flowed into the crests or noses of the synclines. Metal zoning within the massive sulphide appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite and this confirms the interpretation that the sequence sits right-way-up.

South of the Frekete River fault the VMS mineralization in Bisha Main South was found to be composed of two main sulphide lenses where the structural picture is quite different from Bisha Main North. To the south, the bulk of the mineralization is contained within a SSW striking lense that dips steeply to the west. A smaller lense of sulphide is present immediately to the west which dips very shallowly to the west or is on some sections interpreted to be essentially horizontal. A slightly overturned anticline has initially been interpreted. There is no sign of the syncline morphology here as was seen at Bisha Main North.

The recent drilling also appears to indicate that there is a lateral metal/mineral zonation from south to north as the percentage of sphalerite logged in the holes increases southwards from Bisha Main in the north to the Bisha Main South.

 The Bisha NW Zone was drill tested in eight successful holes (of 14 completed) and found to be comprised of a southwest trending syncline of massive sulphide with a minimum strike length of 250 metres. The mineralization is open to the south of 1717600N and below a depth of 100m while it appears to be interrupted north of 1717800N. The syncline has nearly parallel limbs 10 to 40 metres thick that converge into a fold nose with a real thickness of 40 to 60m. The mineralization is quite variable in tenor and tends to be Cu-Au-Ag rich with assays, in general, less elevated than those seen at the Bisha Main deposit. The current density of drilling is too widely spaced to define the precious and base metal mineralization within the massive sulphide, however, it can be seen that there are potentially economic widths of copper mineralization of 25.4m of 2.1%, and gold mineralization 15m of 14.0 g/t and silver 25.0 g/t. Additional drilling is merited to explore the geometry of the deposit and its internal metal zonation as well as its extent to the south and at depth.

The Company has conducted stringent, well supervised Quality Assurance and Quality Control (QA/QC) programs with regard to all of its sampling on the Bisha project. The programs are established and monitored by qualified professionals with extensive QA/QC experience and are expected to meet CIM standards for reporting of mineral resources according to National Instrument 43-101.

The financial implications of the work undertaken during 2003 on the Bisha property is displayed in a table included in note 3 to the audited financial statements for the year ended December 31, 2003. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out. A total of $4,996,665 was expended during the year, including consulting engineering work and allocation of personnel costs of $646,520 as well as administrative costs totaling $681,958. Drilling and geophysics totaled $1,869,029. The breakdown of the major consulting and personnel expenditures was on site drill program management by Taiga $145,000; local labour $125,000 and Canadian personnel allocations of $266,000 while majour administrative costs included vehicles $203,000, freight, import duties & taxes of $187,000, meals and lodging of $118,000.

Additional work in the form of diamond drilling and RC percussion drilling is recommended to increase the density of drill intersections in the Bisha Main and Bisha NW Zone deposits. The objective is to define, in detail, the oxide and supergene copper zones such that a resource statement can be estimated in mid 2004.

In addition to the exploration work recommended above environmental baseline studies, socio-economic surveys and archaeological surveys are to be initiated such that the project conforms to World Bank standards for mineral projects.

1. Property Description and Location

The Bisha Technical Report includes detailed descriptions of the property description and location.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Bisha Technical Report includes detailed descriptions of the accessibility, climate, local resources, infrastructure and Physiography.

3. History

The Bisha Technical Report includes descriptions of the history of the property.

4. Geological Setting

The Bisha Technical Report includes descriptions of the geological setting.

5. Exploration

The Bisha Technical Report includes descriptions of the exploration on the property.

6. Mineralization

The Bisha Technical Report includes detailed descriptions of the mineralization.

7. Drilling

The Bisha Technical Report includes descriptions of the drilling carried out on the property.

8. Sampling and Analysis

The Bisha Technical Report includes detailed descriptions of the sampling and analysis procedures carried out.

9. Security of Samples

The Bisha Technical Report includes detailed descriptions of the security procedures taken over the samples.

10. Mineral Resources and Mineral Reserve Estimates

A resource estimate has not yet been completed for the property. Such an estimate is in process and expected to be completed in mid 2004.

11. Exploration and Development

A significant exploration program continues on Bisha in 2004, including a diamond drill program that commenced in early February and a reverse circulation drill program in March. Extensive other procedures are planned for the exploration effort during 2004, including resource estimation and commencing a feasibility study for a mining operation on the property. To provide an order of magnitude of planned expenditure on Bisha, the Company is planning in excess of $8 million to be spent during the current year.

ITEM 4.

DIVIDENDS

The Company has not paid any dividends since incorporation and dividends are not expected to be paid by the Company in the foreseeable future.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time.

ITEM 5.

 DESCRIPTION OF CAPITAL STRUCTURE

The Company has authorized capital of 250,000,000 Common Shares without par value, 74,199,822 of which are issued and outstanding at the date of this AIF.  All shares in the capital of the Company are of the same class and each carries the right to one vote.  The Company also has 5,536,000 stock options outstanding in accordance with its Incentive Stock Option Plan, of which 4,154,000 of these are vested; each vested option is exercisable for one common share of the Company.  A total of 5,290,000 warrants that have been issued in conjunction with various private placements are currently outstanding; each warrant is exercisable for one common share of the Company.

ITEM 6.

MARKET FOR SECURITIES

6.1

Market for Securities

The Company's common shares have traded on The Toronto Stock Exchange since March 8, 1996.  During the 2003 financial year, the closing price of the Company's stock ranged from Cdn$1.90 to Cdn$9.08, with monthly trading volume ranging from 4.5 million to 21 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The high/low closing prices and monthly volume for 2003 is as follows:

ITEM 4.

DIRECTORS AND OFFICERS

4.1

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as of May 25, 2004 the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years.  Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.  Each officer holds office at the pleasure of the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3) Vancouver, British Columbia Director

Managing Director - Mergers & Acquisitions, Endeavour Financial Ltd. from November 2003 to present, Partner of the law firm Fasken Martineau Du Moulin LLP February 2001 to October 2003; Partner of the law firm Stikeman Elliott March 1996 to January 2001

		January 2003	Nil
John A. Clarke West Vancouver, British Columbia President, Chief Executive Officer & Director	President and Chief Executive Officer of the Company	September 1997	577,700 (<1%)
Clifford T. Davis Vancouver, British Columbia Chief Financial Officer & Director

Chief Financial Officer of the Company from November 2002 to present & from 1997 to October 2000; Chief Executive Officer of Napier Environmental Technologies, a chemical manufacturer, from November 2000 to October 2002

		December 1997	42,000 (<1%)
Robert J. Gayton (2) West Vancouver, British Columbia	Financial Consultant since 1994	November 2003	1,500 (<1%)

Gary E. German(1)(2)(3) Toronto, Ontario Director

President, Falcon Strategy & Management Co., advisory services for international resource companies since September 2002; Advisor to Resource Mgt Services Inc, Barbados, July 2001 to present Technical Advisor to the President, Saudi Arabia Mining Company, July 1998 to June  2001;

		April 1996	105,000 (<1%)
Gerard E. Munera(1)(2)(3) Greenwich, Connecticut Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts, since 1995.	April 1996	300,000 (<1%)
F. William Nielsen Georgetown, Ontario Vice President Exploration	Vice President Exploration of the Company since January 2003; General Manager Geology of the Company from 1997 to 2002.	N/A	52,000 (<1%)
Maureen D. Carse Vancouver, British Columbia Corporate Secretary	Corporate Secretary and Admin/Accounting Manager of the Company.	N/A	1,000 (<1%)

1 Member of the Governance Committee

2 Member of the Audit Committee

3 Member of the Human Resources Committee

As of May 25, 2004, the directors and officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 1,079,200 common shares, being approximately 1.4 % of the issued and outstanding common shares of the Company.  The same directors and officers, as a group, have been granted options to purchase up to 3,610,000 shares of the Company.

7.2

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this Annual Information Form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(d)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

7.3

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

ITEM 8.

INTEREST OF MANAGEMENT

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

ITEM 9.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent is Computershare Trust Company of Canada, located in Vancouver, British Columbia.

ITEM 10.

MATERIAL CONTRACTS

As disclosed in the annual consolidated financial statements, the Company entered into a material private placement during 2003.  Other than this and the remaining debt under the Segala acquisition which was also disclosed in the annual consolidated financial statements, there were no material contracts other than in the ordinary course of business entered into during 2003 and no such contracts from prior years having continuing effect.

ITEM 11.

INTERESTS OF EXPERTS

Names of the Qualified Persons who have prepared or are referred to in the technical reports incorporated by reference in this AIF are as follows:

F. William Nielsen, P.Geo
Vice President Exploration, Nevsun Resources Ltd.
- Tabakoto Technical Reports, May 2004

- -Segala Technical Report, May 2004

Philip Morriss, BSc (Hons), MAusIMM
Manager of Engineering, Snowden Mining Industry Consultants, Australia

- -Tabakoto Technical Report, May 2004

Alastair Tiver, B Eng., MAusIMM
Principal Consultant, Snowden Mining Industry Consultants, Australia

- -Tabakoto Technical Report, May 2004

- -Segala Technical Report, May 2004

Christine.A. Standing, B.Sc, MAusIMM, MAIG, MGAA
Principal Resource Consultant, Snowden Mining Industry Consultants, Australia

- -Tabakoto Technical Report, May 2004

Shaun Hackett, MAusIMM, MAIG
Senior Resource Geologist, Snowden Mining Industry Consultants, Australia

- -Sections of Segala Technical Report, May 2004

Stephen A. Craig, B.Eng, MAusIMM
Principal Consultant - Mining Engineer, Snowden Mining Industry Consultants, Australia

- -Segala Technical Report, May 2004

Gordon McCrae, B.Tech Professional Eng
Managing Director, Metallurgical Design and Management (Pty) Ltd., South Africa

- -Tabakoto Technical Report, May 2004

David Sidney Dodd, BSc (Hons)
Technical Director, Metallurgical Design and Management (Pty) Ltd., South Africa

- -Segala Technical Report, May 2004

Robin E. Chisholm, B.Sc P.Geol
President, Taiga Consultants Ltd., Canada
- Bisha Technical Report, March 2004

Thomas H. Carpenter, P.Geo
Taiga Consultants Ltd., Canada
- Bisha Technical Report, March 2004

To the best of the knowledge of the Company, none of the above mentioned experts has more than 1% interest in the securities of the Company.

ITEM 12.

ADDITIONAL INFORMATION

12.1

Additional Information

1.

The documents listed above, as well as additional information relating to the Company, may be found by using the System for Electronic Documents Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

2.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

3.

Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.

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